

May 21, 2013

Via E-mail
Mr. Joseph V. Taranto
Chairman and Chief Executive Officer
Everest Re Group, Ltd.
Wessex House—2nd Floor
45 Reid Street
PO Box HM 845
Hamilton HM DX, Bermuda

> **Re: Everest Re Group, Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 001-15731**

Dear Mr. Taranto:

We have reviewed your April 17, 2013 response to our April 4, 2013 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Summary
Income Tax Expense (Benefit), page 49

1. Refer to your response to prior comment two. Please provide us the break out of each reconciling item for each year disclosed in the table on page F-49 between US and non-US pre-tax income (loss). Also explain for us the basis for determining US versus non-US pre-tax income (loss) for each of the reconciling items for each year presented. In addition, tell us the intent of your disclosure that "net income deriving from and assets residing in individual foreign countries in which the Company writes business are not identifiable in the Company's financial records" and what effect it has on your assertions regarding amounts disclosed in the financial statements and related notes.

2. You assert that "operating segments are not determined or managed on a strict US or non-US basis." However, your disclosure on page F-47 appears to indicate that business written by your US reinsurance and Insurance operations is predominantly in the US and that written by your International and Bermuda operations is predominantly in foreign countries. For example, your disclosure states that your US Reinsurance operation writes business "primarily within the US" and your International operation writes "non-US property-and casualty reinsurance." Please provide us proposed disclosure to be included in future filings that explains how each of your operating segments is managed with regard to business written in the US and non-US markets.

Notes to Consolidated Financial Statements
15. Dividend Restrictions and Statutory Financial Information, page F-41

3. Please refer to prior comment three. Please quantify for us the net assets for Everest Re and Bermuda Re on a GAAP-basis that are subject to regulatory restrictions. Provide us proposed disclosure to be included in future filings, as applicable.

4. Please refer to prior comment three. As previously requested, please provide us proposed disclosure to be included in future filings of the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to the entity's statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, clarify in proposed disclosure to be included in future filings.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant